AULT ALLIANCE, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

March 14, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing 100 F Street, NE

Washington, DC 20549

Attn.: Kevin Woody and Andrew Blume

Re:	Ault Alliance, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2022 Filed May 22, 2022 Response Dated September 18, 2023 File No. 001-12711

Dear Mr. Sundwall and Ms. Miller:

Ault Alliance, Inc. (the “Company”) hereby submits a response to certain comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 5, 2024 (the “Comment Letter”) relating to the Company’s September 18, 2023 response to a comment letter related to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022 (“Form 10-K/A”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comment. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2022

Revenue Recognition

Bitcoin Mining, page F-19

1.	We acknowledge your response to comment 1 and your revised disclosures beginning on page F-11 of your Form 10-Q for the quarterly period ended September 30, 2023. Please respond to the following:

•	You identify the provision of “computing power” as your single performance obligation. Tell us how that terminology accurately portrays the promise under your contracts given that you run the pool operator’s software on your equipment to construct block header candidates and perform hash calculations. In your response, clarify for us whether as a participant in a mining pool it would be more accurate to characterize your performance obligation as the provision of hash calculation services to the pool operator and revise your disclosure as appropriate, including that this performance obligation is an output of your ordinary activities for which you decide when to provide services under the contract(s).

•	Enhance future filings to clarify, if true, that the contract with your pool operator provides both parties the unilateral enforceable right to terminate the contract at any time without penalty.

•	Consistent with your response, enhance future filings to disclose that the customer termination option results in a contract that continuously renews throughout the day and therefore has a duration of less than 24 hours.

•	Since you have determined the mining pool arrangement is a contract that is continually renewed, tell us, and enhance future filings to disclose, whether the rate of payment remains the same upon renewal and whether your customer’s option to renew represents a material right and thus a separate performance obligation as contemplated in ASC 606-10-55-42.

•	In your response, you indicate your mining rewards are determined based on an FPPS payout formula. Please enhance your disclosures to include a more fulsome description of this formula. Your disclosure should clarify, if true, that your rewards are comprised of block rewards and transaction fees. Your revised disclosure should also describe the variables that comprise the FPPS formula. For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24- hour period beginning at midnight UTC daily (i.e., the measurement period), while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period. Your disclosure should also make clear, as stated in your response, that consideration is generated regardless of whether the mining pool operator successfully records a block to the blockchain and whether the amounts are calculated based on expected or actual amounts.

•	You state that you value noncash consideration at contract inception which is the beginning of the day Bitcoin is earned. Given that the Bitcoin exchange trades 24/7, please tell us and disclose the specific point in time that you fair value Bitcoin each day (i.e., 23:59:59 or 0:00:00). If 0:00:00, please specify if that is the start of the day of the contract (i.e., 0:00:00 to 23:59:59) or the start of the next day.

•	Consistent with your response, enhance future filings to disclose, if true, that revenue is recognized the same day that control of the contracted service transfers to the mining pool operators, which is the same day as contract inception.

Provide us with your revised proposed disclosure.

Response No. 1.

With regards to the Company’s performance obligation, the Company believes it would be more accurate to characterize its performance obligation as the provision of hash calculation services, rather than the provision of “computing power” as previously disclosed. In future filings the Company will clarify that its performance obligation is the provision of hash calculation services to the pool operator and that this performance obligation is an output of the Company’s ordinary activities for which it decides when to provide services under the contract.

In addition, the Company will clarify that the contract with its pool operator provides both parties the unilateral enforceable right to terminate the contract at any time without penalty that the customer termination option results in a contract that continuously renews throughout the day and therefore has a duration of less than 24 hours.

To enhance future filings we will discuss if the option to renew represents a material right and thus a separate performance obligation as contemplated in ASC 606-10-55-42. The Company believes that the implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

The Company will enhance its disclosures to provide a more fulsome description of the FPPS payout formula in particular providing more clarity on both block rewards and transaction fees.

The Company will disclose more information regarding the specific point in time that the Company applies the fair value based on the spot price of the Company’s principal market for Bitcoin, which is midnight UTC at the beginning of the daily contract period.

In future filings the Company will clarify that it recognizes non-cash consideration on the same day that control of the contracted service is transferred to the pool operator, which is the same day as the contract inception.

Revised proposed disclosure as follows:

Revenue Recognition – Bitcoin Mining

The Company recognizes revenue from Bitcoin mining under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer;
•	Step 2: Identify the performance obligations in the contract;
•	Step 3: Determine the transaction price;
•	Step 4: Allocate the transaction price to the performance obligations in the contract; and
•	Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has entered into a digital asset mining pool by executing a contract with a mining pool operator to provide hash calculation services to the mining pool. The Company’s customer, as defined in ASC 606-10-20, is the mining pool operator with which the Company has agreed to the terms of service and user service agreement. The Company supplies hash calculation services, in exchange for consideration, to the pool operator who in turn provides transaction verification services to third parties via a mining pool that includes other participants. The Company’s performance obligation is the provision of hash calculation services to the pool operator and this performance obligation is an output of the Company’s ordinary activities for which it decides when to provide services under the contract.

The Company’s enforceable right to compensation begins only when, and lasts as long as, the Company provides hash calculation services to the mining pool operator and is created as power is provided over time. The only consideration due to the Company relates to the provision of hash calculation services. The contract with the pool operator provides both parties the unilateral enforceable right to terminate the contract at any time without penalty. The customer termination option results in a contract that continuously renews throughout the day and therefore has a duration of less than 24 hours. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates. Providing such hash calculation services is the only performance obligation in the Company’s contracts with mining pool operators.

The transaction consideration the Company receives, if any, is non-cash consideration in the form of Bitcoin. Changes in the fair value of the non-cash consideration due to form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and are therefore not included in revenue. The mining pool operator charges fees to cover the costs of maintaining the pool and are deducted from amounts the Company may otherwise earn and are treated as a reduction to the consideration received. Fees fluctuate and historically have been approximately 0.3% per reward earned, on average.

The Company participates in mining pools that use the FPPS payout method for the year ended December 31, 2023. The Company is entitled to compensation once it begins to perform hash calculations for the pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending 23:59:59 UTC on a daily basis. The non-cash consideration that the Company is entitled to for providing hash calculations to the pool operator under the FPPS payout method is made up of block rewards and transaction fees less pool operator fees determined as follows:

•	The non-cash consideration in the form of a block reward is based on the total blocks expected to be generated on the Bitcoin network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Company provided to the pool operator as a percent of the Bitcoin network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin network block rewards expected to be generated for the same daily period.

•	The non-cash consideration in the form of transaction fees paid by transaction requestors is based on the share of standard transaction fees over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC. The pool operator calculates the standard transaction fee during the 24-hour period using a rolling 144 block moving average of actual transaction fees.

•	The block reward and transaction fees earned by the Company are reduced by mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Company performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same 24-hour period beginning midnight UTC daily.

The contract is in effect until terminated by either party.

All consideration pursuant to this arrangement is variable. It is not probable that a significant reversal of cumulative revenue will occur and the Company is able to calculate the payout based on the contractual formula, non-cash revenue is estimated and recognized based on the spot price of the Company’s principal market for Bitcoin at the inception of each contract, which is determined to be daily. Non-cash consideration is measured at fair value at contract inception. Fair value of the crypto asset consideration is determined using the midnight UTC spot price of the Company’s principal market for Bitcoin at the beginning of the contract period. This amount is estimated and recognized in revenue upon inception, which is when hash rate is provided. The Company recognizes non-cash consideration on the same day that control of the contracted service is transferred to the pool operator, which is the same day as the contract inception.

There is no significant financing component in these transactions.

Expenses associated with running the cryptocurrency mining business, such as equipment depreciation and electricity costs, are recorded as a component of cost of revenues.

Kindly address any comments or questions that you may have concerning this letter to me (tel.: (949) 735-6020; ken@ault.com).

Very truly yours,
/s/ Kenneth Cragun
Kenneth Cragun, Chief Financial Officer

cc:	Milton C. (Todd) Ault, III Henry Nisser, Esq.